Exhibit 1

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                                        Contact:    Stewart Lindsay
                                                    Edelman Public Relations
                                                    1-212-704-4435
                                                    stewart.lindsay@edelman.com


                    Bunge and DuPont Launch The Solae Company

       The Solae Company debuts as one of the world's largest plant-based specialty food ingredients companies


WHITE PLAINS, NY - April 2, 2003 - Bunge Limited (NYSE: BG) today announced the formation of The Solae Company. The Solae Company debuts as one of the world's premier developers and marketers of branded, plant-based specialty food ingredients. Initially, the company's annual revenues are expected to exceed $800 million.

The formation of The Solae Company involves a two-stage process. Today, Bunge announced the signing of definitive agreements with DuPont and the contribution of assets comprising DuPont's Protein Technologies business and Bunge's North American and European ingredients operations, thus completing the first stage of the process. Stage two, which is expected to be completed in the second quarter of 2003, involves the contribution of Bunge's Brazilian ingredients operations. Bunge will sell its majority interest in these operations to The Solae Company, which will then extend an offer to acquire the interest of minority shareholders.

About Bunge Limited

Bunge Limited (www.bunge.com) is an integrated, international agribusiness and food company operating in the farm-to-consumer food chain with worldwide distribution capabilities and primary operations in North America, South America and Europe. Headquartered in White Plains, New York, Bunge has over 24,000 employees and locations in 28 countries. Bunge is the largest processor of soybeans in the Americas, the world's leading oilseed processing company, the largest producer and supplier of fertilizers to farmers in South America and the world's leading seller of bottled vegetable oils to consumers.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and

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other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect our business and financial performance: estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic and political conditions particularly in Brazil and Argentina; our ability to complete, integrate and benefit from acquisitions, divestitures, joint ventures and alliances; and other economic, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.